Brand3d, Inc.



BRAND3D

ANNUAL REPORT

9936 Stockbridge Dr

Tampa, FL 33626

(727) 503-1014

http://brand3d.com

This Annual Report is dated March 28, 2023.

BUSINESS

Brand3D, Inc. ("Brand3D" or the "Company") is a corporation organized under the laws of the state of Delaware that operates an end-to-end company that helps businesses increase their online sales using interactive 3D Experiences.

The Company's business model consists of a subscription-based Software-as-a-Service (SaaS) software service focused on online businesses. Our services are sold across the world via Value-Added-Resellers (VAR) like online video platforms as well as direct business-to-business online.

We believe the Company is uniquely positioned to benefit from the growth in 3D content for the Metaverse using an established sales strategy based on scalable SaaS revenue and B2B established sales channels to Fortune 100 companies and leading universities.

Our 3D software IP includes the most optimized mobile technology for 3D viewing which is a must to scale to the rapidly growing mobile 3D market. Our closest competitors have recently been acquired or taken VC investments which we believe has distracted them from our market niche. Furthermore, unlike remaining competitors, we have a complete offering from no-code 3D content creation to website integration and augmented reality.

Brand3d, Inc. was initially organized as Brand3d, LLC., a Florida limited liability company on January 7, 2020, and converted to a newly formed Delaware corporation on March 15th, 2022. The Company was formerly a division in Global Scanning, which came about when Global Scanning acquired Real Awesome Sauce S.A., the company that developed the IP now owned by Brand3D, Inc.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for the fiscal year 2022 was $239,772, up about 19% compared to the fiscal year 2021 revenue of $201,334. As a result of a pivot during 2022 to focus more on events and enterprise sales resulted in a slower growth rate combined with a slight decrease in revenues from our SMB SaaS platform subscription business, which is no longer actively pursued by our team. We believe that the enterprise market segment in the U.S. is the most important market for us to demonstrate success with our 3D Visualization technology, so we spent the vast majority of our development effort to prepare for increased competition in this segment in 2022, while maintaining founder-led sales efforts as the only active sales activities during the year.

Cost of sales

Cost of sales in 2022 was $199,730, an increase of about 76% from costs of $113,478 in the fiscal year 2021. The increase was largely due to an increase in service customization cost and sales related travel expenses, as well as general increases in SaaS server costs and other related service costs.

Gross margins

2022 gross profit increased by $40,042 compared to 2021 gross profit of $118,824 and gross margins as a percentage of revenues were down from 82% in 2021 to 17% in 2022. This profit decrease was caused by the pivot to a new service area as well as decline in the higher margin SaaS subscription revenues, and is considered a temporary decline that is expected to normalize to previous levels over the course of 2023 or 2024.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2022 increased by $86,252 from 2021. Approximately $80,000 of this increase was due to increased sales, travel, general and administrative costs. The main contributor to this cost increase was in professional services and research and development related to sales and software development activities.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue stage: revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the business focuses on a high-margin Software-as-a-Service (SaaS) industry segment that has strong growth potential in a large and growing market.

Past cash was primarily generated through sales from our SaaS Platform as well as from Software Services and 3D Design services sales. Our goal is to continue strong revenue growth by growing our existing SaaS user base as well as acquiring new enterprise customers and by expanding into the Metaverse events space.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $18,020.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Hans HH Hansen

Amount Owed: $33,772

Interest Rate: 0.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Hans Hesselholt Henne Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder

Dates of Service: Jan 2020 - Present

Responsibilities: Sales and Operations. Retains a 51% interest in company. No salary.

Other business experience in the past three years:

Employer: Global Scanning, Inc

Title: Head of 3D Division, General Manager

Dates of Service: January, 2018 - December, 2019

Responsibilities: Managing the Brand3D team as a division within Global Scanning, Inc before it was spun off into the current company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Hans HH Hansen

Amount and nature of Beneficial ownership: 2,040,000

Percent of class: 51.0

RELATED PARTY TRANSACTIONS

Name of Entity: Hans HH Hansen

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $100,000 USD Line of credit as operating capital

Material Terms: 0% interest, no fixed maturity date

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share with no preference share classes.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. While we have an established business with revenues from both a large loyal online subscription user base, combined with a smaller but growing number of large enterprise customers, we can not guarantee that the Company will grow to match its revenue projections. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Terms of subsequent financings may adversely impact your investment We will possibly need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. However, our current business plan does not plan on taking in additional investments but is designed to make the company profitable without further capital raises Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The common stock that an investor is has no voting rights attached to them, but you will be signing a proxy agreement, which will delegate this voting power to the CEO of the company. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of companies that utilize our platform. However, our platform is hosted by Amazon Wireless Services utilizing their inherent security infrastructure and for the last 10 years we have not had any significant security incident. Further, any significant disruption in service on Kaltura or in its computer systems could reduce the attractiveness of the platform and result in a loss of a portion of our customers. However, Kaltura is also using Amazon Wireless Services and have similar safeguards in place as we do. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon itself - however unlikely - could negatively impact our financial condition and business. Market Entry of Tech Giant As a startup you are always at risk of a large enterprise taking an interest in your space. The area of 3D technology is dominated by "tech giants" who have developed and patented technologies spanning from Virtual Reality equipment to 3D Scanners across to Graphical Computational Hardware. While Brand3D has operated its SaaS technology for over a decade, there is always the risk that one of these tech giants may enter our specific area. Google Poly is an example of such an attempt, which did - however - not become a success for Google. This may - of course - also be an exit opportunity for our company. Artificial Intelligence generating 3D content "on the fly" A longer term risk is that 3D models essentially can be generated "on the fly" by Artificial Intelligence algorithms and hence there will be less reason to operate a 3D hosting platform like ours. However, not only is this still far out in the future (AI systems for this purpose are still very primitive and academic in nature and will take years to productize), but at the same time, our focus is now primarily creating more sophisticated 3D scenes and animated products that will be even harder to automatically generate using AI technology Standardization and commoditization The 3D technologies that we are using today may eventually be so standardized that our proprietary technology advantages and hence barrier of entry for competitors will be eroded. However, with a constant investment in R&D and by building our technology into large partners eco-systems, we expect to maintain an edge even when standards are catching up with our current technological development stage. At the same time, this will create even more growth in the market and hence a bigger pie to share between players in the market AI Technology Replacing Manual 3D Content Creators The advances in AI technology could change the marketplace for 3D content creation and thereby negatively affect a portion of our customer base, who rely on revenues from manual 3D content creation. However, this very technology may lead to an explosion in the availability of 3D assets and thereby compensate for or even lead to a growth in our business. Cyber warfare Our business is online in nature, making us sensitive to various forms of cyber attack, such as Distributed Denial of Service (DDoS) attacks as well as attempts to hack our storage platform. We are protecting our systems using Amazon Wireless Services infrastructure and it is unlikely that our company would be specifically targeted due to the nature

of our business and our customer segment. Still, the risk of such attacks are ever increasing Web3.0 Proliferation The expansion of Web3.0 may undermine centralized computer services such as our SaaS platform. We are - however - less at risk than mainstream SaaS platforms and because we are not a Fintech service provider which seems to be the focus for Web3.0 ventures for the foreseeable future. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 28, 2023.

Brand3d, Inc.

By /s/ *Hans HH Hansen*

Name: Brand3D, Inc

Title: CEO, Founder

Exhibit A

FINANCIAL STATEMENTS

I, Hans HH Hanesn, the CEO and Founder of Brand3D, Inc, hereby certify that the financial statements of Brand3D and notes thereto for the periods ending Dec 31 2022 and Dec 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $-14,224; taxable income of $-14,224 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 14th day of March 2023.



_____(Signature)

_____CEO_____ (Title)

_____03/14/2023_____ (Date)

BRAND3D, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2021

Brand3D, Inc
Index to Financial Statements
(unaudited)

BRAND3D, INC
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

ASSETS	
Cash	$18,020
Land (net of any amortization)	$92,798
Other assets (attach stmt.)	$625,000
Total assets	**$735,818**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Loans from shareholders	$33,772
Other liabilities	$676,596
Common stock	$100
Retained earnings—Unappropriated	$24,912
Total liabilities and shareholders' equity	**$735,818**

BRAND3D, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

REVENUE	
Total income	$40,571
COST OF GOODS SOLD	
Cost of goods sold (attach Form 1125-A)	$199,730
GROSS PROFIT	
Gross profit (Total income - Cost of goods sold)	$40,042
OPERATING EXPENSES	
Rents	$746
Taxes and licenses	$26
Advertising	$13,235
Other deductions	$40,788
Total operating expenses	$54,795
OPERATING INCOME (LOSS)	
Operating income (Gross profit - Operating expenses)	($14,753)
OTHER INCOME/EXPENSES	
Interest	$3
Other income (see instructions—attach statement)	$526
NET INCOME (LOSS)	
Net income (Operating income + Other income/expenses)	($14,224)

BRAND3D, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

Note: This stockholders' equity statement does not include updated Cap table from Startengine raise, as this was not provided to the Company on the date of this filing.

Name	Number of Shares	Consideration
Hans Hesselholt Henne Hansen	2,040,000	51%
José Daniel Salazar Jiménez	517,440	12.936%
Prolantic Ltd.	497,840	12.446%
Miika Hämäläinen	439,040	10.976%
Jonathan David Acosta Valverde	419,440	10.486%
Sarah Feldlaufer	86,240	2.156%

BRAND3D, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(14,224)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	N/A
Changes in operating assets and liabilities:	
Increase in accounts receivable	$(10,541)
Increase in taxes payable	$(8,667)
Increase in other operating expenses	40,788
Increase in long-term debt	(21,528)
Net cash provided by operating activities	$(14,172)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property, plant, and equipment	N/A
Net cash used in investing activities	N/A
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from long-term debt	N/A
Repayment of long-term debt	(21,528)
Net increase in short-term debt	438
Net cash provided by financing activities	$(21,090)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$(22,302)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,860
CASH AND CASH EQUIVALENTS, END OF YEAR	$12,860

NOTE 1 – NATURE OF OPERATIONS

Brand3D, Inc was formed on January 2020 ("Inception") in the State of Florida, and was later converted to a Delaware Corporation. The financial statements of Brand3D, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Brand3D, Inc. ("Brand3D" or the "Company") is a corporation organized under the laws of the state of Delaware that operates an end-to-end company that helps businesses increase their online sales using interactive 3D Experiences.

The Company's business model consists of a subscription-based Software-as-a-Service (SaaS) software service focused on online businesses. Our services are sold across the world via Value-Added-Resellers (VAR) like online video platforms as well as direct business-to-business online.

We believe the Company is uniquely positioned to benefit from the growth in 3D content for the Metaverse using an established sales strategy based on scalable SaaS revenue and B2B established sales channels to Fortune 100 companies and leading universities.

Our 3D software IP includes the most optimized mobile technology for 3D viewing which is a must to scale to the rapidly growing mobile 3D market. Our closest competitors have recently been acquired or taken VC investments which we believe has distracted them from our market niche. Furthermore, unlike remaining competitors, we have a complete offering from no-code 3D content creation to website integration and augmented reality.

Brand3d, Inc. was initially organized as Brand3d, LLC., a Florida limited liability company on January 7, 2020, and converted to a newly formed Delaware corporation on March 15th, 2022. The Company was formerly a division in Global Scanning, which came about when Global Scanning acquired Real Awesome Sauce S.A., the company that developed the IP now owned by Brand3D, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from SaaS Subscription fees and Professional Services Fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Hans HH Hansen

Amount Owed: $33,772

Interest Rate: 0.0%

Maturity Date: December 31, 2023

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share with no preference share classes.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Hans HH Hansen

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $100,000 USD Line of credit as operating capital

Material Terms: 0% interest, no fixed maturity date

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through March 14, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Hans HH Hansen, Principal Executive Officer of Brand3d, Inc., hereby certify that the financial statements of Brand3d, Inc. included in this Report are true and complete in all material respects.

Hans HH Hansen

CEO, Founder